FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan fiscal year ended December 31, 2009

Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Index to Financial Statements

December 31, 2009 and 2008

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

United Technologies Corporation

Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 24, 2010

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

(Thousands of Dollars)

	December 31, 2009	December 31, 2008
Assets:
Investment in Master Trust, at fair value	$14,103,499	$11,688,555
Contributions receivable:
Participants’	1,757	723
Employer’s	88	59

Net assets available for benefits, at fair value	14,105,344	11,689,337
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	25,308	559,402

Net assets available for benefits	$14,130,652	$12,248,739

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(Thousands of Dollars)

Year Ended December 31, 2009
Additions to net assets attributed to:
Investment income:
Plan interest in net appreciation and investment income of Master Trust	$2,172,793
Contributions:
Participants’	334,536
Employer’s	21,763

Total additions	2,529,092

Deductions from net assets attributed to:
Distributions to participants or beneficiaries	654,962
Interest expense	19,020
Administrative expenses	2,786

Total deductions	676,768

Net increase prior to transfers	1,852,324

Plan transfers:
Assets transferred into Plan	29,589

Net transfers	29,589
Net increase	1,881,913

Net assets available for benefits, December 31, 2008	12,248,739

Net assets available for benefits, December 31, 2009	$14,130,652

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF THE PLAN

General. The United Technologies Corporation Employee Savings Plan (the “Plan”) is a defined contribution savings plan administered by United Technologies Corporation (“UTC,” the “Corporation,” the “Employer,” or the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, non-represented employees of the Corporation and in participating business units of UTC are eligible to participate in the Plan immediately upon employment with UTC. Generally, participants are eligible for matching Employer contributions after one year of service, as defined. The following is a brief description of the Plan. For more complete information, participants should refer to the summary plan description as well as the Plan document, which are available from UTC.

On March 17, 2009, UTC approved the merger of the United Technologies Corporation Defined Contribution Retirement Plan (the “Retirement Plan”) into the Plan effective March 31, 2009. Participants of the Retirement Plan began participating in the Plan effective March 31, 2009. Participants’ balances were transferred to the Plan and were merged with their balances of the Plan, if applicable. Participants continue to be eligible to participate in the Plan if eligible to do so with no restrictions with regard to contributions. As both the Plan and the Retirement Plan were previously held in the United Technologies Employee Savings Plan Master Trust (“Master Trust”), the assets of the Retirement Plan were merged with the assets of the Plan, within the Master Trust. As of March 31, 2009, approximately $20,232,000 was transferred into the Plan.

Trustee Sub-Trustee and Recordkeeper. The Plan trustee and sub-trustee hold all of the Plan’s assets. State Street Bank and Trust (“Trustee”) is the Plan trustee and holds all assets except those invested in the company stock. Fidelity Institutional Retirement Services Company (“Fidelity”) is the sub-trustee for those Plan assets. Fidelity is also the Plan’s administrative recordkeeper.

Contributions and Vesting. The percentages of total compensation participants may elect to contribute, through payroll deductions, vary depending on the provisions of the Plan specific to a participant’s location. Participants direct the investment of their contributions into various investment options offered by the Plan through the Master Trust. Through the Master Trust, the Plan offers 20 mutual funds, seven commingled index funds, one stable value fund, and a company stock fund as investment options to participants. The Master Trust also includes a money market fund that is primarily used for transitioning or merging plans. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.

Effective January 2008, a Roth 401(k) option and automatic enrollment were introduced to the Plan for participants. The Roth option allows participants to contribute after tax monies. Any earnings on the Roth contributions are tax free when withdrawn, provided the participant meets the Roth distribution requirements. New and acquired participants are automatically enrolled at a 5% pre-tax deferral rate 45 days from their date of hire. Participants may opt out of automatic enrollment at any point before or after the 45 day window. Automatic contributions are invested in the Plan’s age appropriate Vanguard Target Retirement Fund.

Effective June 5, 2009, the Plan’s automatic pre-tax deferral rate was increased from 5% to 6%.

Generally, UTC matches up to 60 percent of a participant’s contributions, up to specified limits, in UTC Common Stock (“Common Stock”), with a different match percentage at certain locations. Generally, Employer contributions plus actual earnings thereon become fully vested after two years of Plan participation.

UTC has established a leveraged Employee Stock Ownership Plan (“ESOP”) to fund the Employer matching contributions to the Plan. The ESOP was primarily invested in UTC Series A ESOP Convertible Preferred Stock prior to the conversion of all 10.6 million outstanding shares of such ESOP Preferred Stock into 85 million shares of Common Stock (split adjusted) on November 6, 2003. Shares allocated to a participant’s ESOP account after January 1, 2004 may be re-allocated to other Plan investments without restriction provided that the participant has satisfied the Plan’s vesting requirements.

Participant Accounts. Each participant’s account is credited with (a) the participant’s contributions, (b) UTC’s contributions and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ non-vested Employer contribution amounts are used to reduce future UTC contributions and/or to pay Plan expenses. For the year ended December 31, 2009, approximately $2,328,000 of forfeitures was used to fund UTC’s contributions.

Voting Rights. Common stock held in the UTC Common Stock Fund and ESOP Fund are voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in these funds. All shares of Employer stock in the UTC Common Stock Fund or participants’ ESOP accounts for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All Employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund. All Employer stock in the ESOP Fund that has been allocated to participants’ ESOP accounts but for which the Trustee does not receive timely voting instructions, and all shares in the unallocated ESOP account, are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares that are allocated to participants’ ESOP accounts.

Participant Loans. Participants are allowed to borrow up to 50 percent of their vested account balances (excluding their ESOP Fund restricted account balance). Loan amounts range from $1,000 to $50,000 and must be repaid within 5 years. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus one percent per The Wall Street Journal/Reuters, which ranged from 4.25 percent to 9.25 percent for loans outstanding at both December 31, 2009 and 2008. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant’s election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund and ESOP fund may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2009 were approximately $38,476,000.

Effective June 5, 2009, all separated and active participants age 59  1/2 or older are permitted to select a specific fund or funds from which to receive benefits.

NOTE 2 – SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Master Trust. The Plan’s assets are kept in the Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the underlying investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income or losses from the funds’ investments, other than the UTC Common Stock Fund and ESOP Common Stock Fund, increase or decrease the participating plans’ unit values. UTC Common Stock Fund and ESOP Common Stock Fund dividends increase the Plan’s units in each fund. Distributions to participants reduce the number of participation units held by the participating plans (see Note 5).

Adoption of New Accounting Pronouncements. In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” The new guidance, which is now part of the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification (“ASC”), requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in the Investments – Debt and Equity Securities Topic of the FASB ASC. The provisions of the new guidance were effective for interim periods ending after June 15, 2009. The Plan adopted this new guidance effective December 31, 2009.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent),” which provides new guidance on the fair value measurements and disclosures of investments in certain entities that calculate net asset value per share (or its equivalent). The new guidance, which is now part of the Fair Value Measurements and Disclosures Topic of the FASB ASC, permits, as a practical expedient, a reporting entity to estimate the fair value of an investment within its scope using net asset value per share of the investment (or its equivalent) without adjustment, as long as the net asset value is calculated as of the reporting entity’s measurement date in a manner consistent with the measurement principles of the Financial Services – Investment Companies Topic of the FASB ASC. The new guidance also requires certain disclosures about the attributes of investments measured at net asset value, such as the nature of any restrictions on the investor’s ability to redeem its investment at the measurement date or any unfunded capital commitments. The new guidance was effective on a prospective basis for the first reporting period, including interim periods, ending after December 15, 2009. The Plan adopted this new guidance effective December 31, 2009, and determined it did not materially impact the Plan’s financial statements.

Fully Benefit-Responsive Investment Contracts. The Plan is required to report fully responsive investment contracts at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The statement of net assets available for benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Shares held in mutual funds are traded on a national exchange and are valued at the closing prices as of the last business day of each period presented.

Commingled funds represent investments held in institutional funds and are valued at the net asset values per share as of the valuation date. The commingled funds are made up of a variety of index funds. The underlying holdings of the commingled funds are primarily marketable equity and fixed income securities. As of December 31, 2009, there were no restrictions in place related to participant directed redemption of these commingled funds. Plan-sponsor directed redemptions are subject to bi-monthly redemption policy in which up to 25% of the balance of the share held may be redeemed on each bi-monthly opening date. When the market value is $1,000,000 or less, 100% of the share balance may be redeemed. The redemption notice period is 6 days prior to trade date.

The Master Trust invests in a stable value fund that invests in managed separate account guaranteed investment contracts (“GICs”) and synthetic GICs with financial institutions. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of UTC stable value fund participants. The assets are wrapped by the financially responsible insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets, which once set, are guaranteed by the insurance company. The wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. Synthetic GICs provide for a variable crediting rate which resets periodically. Individual assets comprising the synthetic GICs are valued at representative quoted market prices, if available. As of December 31, 2009 and December 31, 2008 the fair value of the wrap contracts for the GICs were determined using a discounted cash flow method which considers recent rebids as determined by recognized dealers, discount rate and duration of the underlying portfolio. As of December 31, 2009 and 2008 the value of the wrap contracts was $0.8 million and $4.1 million, respectively.

As fully benefit-responsive investment contracts, the stable value fund’s investments are also stated at contract value (the amount available to pay benefits). Contract value includes contributions plus earnings, less Plan withdrawals and expenses. There are no reserves against contract value for credit risk.

UTC stock is stated at fair value determined using the closing sales price for UTC Stock as of the valuation date.

Participant loans are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Note 6 provides additional disclosures with respect to fair value.

Plan Expenses. Certain Plan administrative expenses, including Trustee fees were paid directly by the Employer in 2009. All other administrative, investment management fees, recordkeeper fees and other investment expenses were paid from Plan assets during 2009.

Payment of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties. Through the Master Trust, the Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market’s perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring December 31, 2009 through the date the financial statements were issued.

NOTE 3 – NON PARTICIPANT-DIRECTED INVESTMENTS

The following is a summary of the financial information attributable to the Plan for the UTC ESOP Fund investment inside the Master Trust, which is not a participant-directed investment (Note 7):

	December 31,
	2009			2008
(Thousands of Dollars)	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term investments	$35,354	$—	$35,354	$27,492	$—	$27,492
Common stock	2,605,913	1,515,947	4,121,860	2,063,170	1,286,351	3,349,521
ESOP receivables	—	153,016	153,016	—	172,960	172,960

Total assets	2,641,267	1,668,963	4,310,230	2,090,662	1,459,311	3,549,973
Liabilities:
Accrued ESOP interest	—	(853)	(853)	—	(1,111)	(1,111)
ESOP debt	—	—	—	—	(32,700)	(32,700)
Notes payable to UTC	—	(291,000)	(291,000)	—	(300,433)	(300,433)

Total liabilities	—	(291,853)	(291,853)	—	(334,244)	(334,244)

Net assets	$2,641,267	$1,377,110	$4,018,377	$2,090,662	$1,125,067	$3,215,729

(Thousands of Dollars)	Year Ended December 31, 2009
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$57,868	$36,226	$94,094
Contributions	—	12,833	12,833
Allocation of 2,040,000 ESOP shares, at market	106,919	—	106,919
Net appreciation of ESOP shares	601,945	328,923	930,868

Total additions	766,732	377,982	1,144,714
Deductions:
Distributions to participants	(98,412)	—	(98,412)
Interest expense	—	(19,020)	(19,020)
Transfers to participant-directed investments	(117,715)	—	(117,715)
Allocation of 2,040,000 ESOP shares, at market	—	(106,919)	(106,919)

Total deductions	(216,127)	(125,939)	(342,066)
Net increase	550,605	252,043	802,648
Net assets:
Beginning of year	2,090,662	1,125,067	3,215,729

End of year	$2,641,267	$1,377,110	$4,018,377

NOTE 4 – INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

Through the Master Trust, the Plan invests in a stable value fund that invests in managed separate account GICs and synthetic GICs with financial institutions. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of the UTC stable value fund participants. The assets are wrapped by the financially responsible insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets guaranteed by the insurance company. A synthetic GIC consists of a portfolio of underlying assets owned by the Master Trust, and a wrap contract issued by a financially responsible third party, typically an insurance company. Synthetic GICs provide for a variable crediting rate which resets periodically. The wrap contracts provide assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) certain amendments to the Plan documents that adversely impact the stable value fund; (ii) introduction of an investment option that competes with the stable value fund; (iii) certain Plan sponsor events (e.g. a significant divestiture) that cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes; or, (v) material breach of contract provisions. UTC does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events enable issuers to terminate their contracts with UTC and settle at an amount other than contract value. Under each contract, the Plan has the option to address and cure any such event within a specified period of time. UTC does not believe that the occurrence of any such event is probable.

The average yield of the GICs based on actual earnings was approximately 14.62% and (5.8)% for the years ended December 31, 2009 and 2008, respectively. The average yield of the GICs based on interest rate credited to participants was approximately 3.50% and 6.25% for the years ended December 31, 2009 and 2008, respectively.

NOTE 5 – INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, certain savings plans of UTC combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds in addition to income or loss the investment funds may earn or sustain, less distributions made to the plans’ participants. The Plan’s interest in the net assets of the Master Trust was approximately 89 percent at December 31, 2009 and approximately 88 percent at December 31, 2008.

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:

United Technologies Corporation Employee Savings Plan

Master Trust Statements of Net Assets

(Thousands of Dollars)

	December 31,
	2009			2008
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term investments	$74,349	$—	$74,349	$58,120	$—	$58,120
Investments:
Mutual funds	1,685,266	—	1,685,266	1,136,736	—	1,136,736
Commingled index funds	1,496,251	—	1,496,251	1,167,437	—	1,167,437
Common stock	3,977,081	1,515,947	5,493,028	3,213,008	1,286,351	4,499,359
Stable value fund investment contracts	7,159,347	—	7,159,347	6,396,864	—	6,396,864
Participant notes receivable	137,363	—	137,363	129,182	—	129,182

Subtotal	14,529,657	1,515,947	16,045,604	12,101,347	1,286,351	13,387,698
ESOP receivables	—	153,016	153,016	—	172,960	172,960
Interest and dividend receivable	6,792	—	6,792	7,443	—	7,443

Total assets	14,536,449	1,668,963	16,205,412	12,108,790	1,459,311	13,568,101

	December 31,
	2009			2008
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Liabilities:
Accrued liabilities	(1,784)	—	(1,784)	(3,714)	—	(3,714)
Accrued ESOP interest	—	(853)	(853)	—	(1,111)	(1,111)
ESOP debt	—	—	—	—	(32,700)	(32,700)
Notes payable to UTC	—	(291,000)	(291,000)	—	(300,433)	(300,433)

Total liabilities	(1,784)	(291,853)	(293,637)	(3,714)	(334,244)	(337,958)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	30,173	—	30,173	665,214	—	665,214

Net assets	$14,564,838	$1,377,110	$15,941,948	$12,770,290	$1,125,067	$13,895,357

Net assets of the Master Trust attributable to the Plan	$12,751,697	$1,377,110	$14,128,807	$11,122,890	$1,125,067	$12,247,957

United Technologies Corporation Employee Savings Plan

Master Trust Statement of Changes in Net Assets

(Thousands of Dollars)

	Year Ended December 31, 2009
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$115,377	$36,226	$151,603
Transfers in from participating plans for purchase of units	446,774	12,833	459,607
Allocation of 2,040,000 ESOP shares, at market	106,919	—	106,919
Net appreciation on fair value of investments	1,878,486	328,923	2,207,409

Total additions	2,547,556	377,982	2,925,538
Deductions:
Transfers out on behalf of participating plans for distributions	(759,324)	—	(759,324)
Allocation of 2,040,000 ESOP shares, at market	—	(106,919)	(106,919)
Master Trust administrative and interest expenses	(3,041)	(19,020)	(22,061)

Total deductions	(762,365)	(125,939)	(888,304)

Net increase prior to transfers	1,785,191	252,043	2,037,234

Transfers:
Assets transferred in	9,357	—	9,357

Net plan transfers	9,357	—	9,357

Increase in net assets	1,794,548	252,043	2,046,591
Net assets:
Beginning of year	12,770,290	1,125,067	13,895,357

End of year	$14,564,838	$1,377,110	$15,941,948

During 2009, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(thousands of dollars)
ESOP fund	$930,868
Common stock	329,322
Mutual funds	314,386
Commingled index funds	380,038
Stable value fund investment contracts*	252,795

$2,207,409

*	Appreciation is presented at contract value.

(thousands of dollars)	Year Ended December 31, 2009
Amounts pertaining to Plan:
Plan interest in net appreciation and investment income of Master Trust	$2,172,793

Contributions received (cash basis)	$355,236

Net assets transferred into Plan	$9,357

Distributions to participants or beneficiaries	$(654,962)

Plan interest and administrative expenses	$(21,806)

NOTE 6 – FAIR VALUE OF INVESTMENTS

The Fair Value Measurements and Disclosures Topic of the FASB ASC defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Master Trust’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

When quoted prices in active markets for identical assets are available, these quoted market prices are used to determine the fair value of investments and the assets are classified as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, the fair values are estimated using valuation methodologies based on available and observable market information or by using a matrix pricing model. These financial assets would then be classified as Level 2. If quoted market prices are not available, fair value is determined using an analysis of each investment’s financial performance and cash flow projections. In these instances, financial assets will be classified based upon the lowest level of input that is significant to the valuation. Therefore, financial assets may be classified in Level 3 even though there may be some significant inputs that may be readily available.

The following table provides the investments carried at fair value measured on a recurring basis as of December 31, 2009 and December 31, 2008:

	December 31, 2009
(thousands of dollars)	Quoted Prices Level 1		Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3		Total

Mutual funds	$1,685,266		$—		$—		$1,685,266
Commingled index funds:
Domestic equities	—		1,324,071		—		1,324,071
International equities	—		146,102		—		146,102
Fixed income	—		26,078		—		26,078
Common stock	5,493,028		—		—		5,493,028
Stable value fund investment contracts:
Synthetic GIC - equities	143,691	*	36,224	*	—		179,915
Synthetic GIC - fixed income:
U.S. government and government agency securities	—		1,459,804	*	—		1,459,804
U.S. municipal securities	—		30,626	*	—		30,626
Foreign debt securities	1,710	*	98,704	*	—		100,414
Corporate debt securities	5,676	*	1,542,386	*	—		1,548,062
Other debt securities	3,084	*	1,296,608	*	2,723	*	1,302,415
Traditional (separate account) GIC	—		2,572,268		—		2,572,268
Wrap contracts	—		—		794		794

Total investment contracts	154,161		7,036,620		3,517		7,194,298
Participant loans	—		—		137,363		137,363

Total	$7,332,455		$8,532,871		$140,880		$16,006,206

	December 31, 2008
(thousands of dollars)	Quoted Prices Level 1		Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3		Total

Mutual funds	$1,136,736		$—		$—		$1,136,736
Commingled index funds	—		1,167,437		—		1,167,437
Common stock	4,499,359		—		—		4,499,359
Stable value fund investment contracts:
Synthetic GIC - equities	115,249	*	59,355	*	—		174,604
Synthetic GIC - fixed income	422,731	*	3,473,323	*	—		3,896,054
Traditional (separate account) GIC	—		2,380,385		—		2,380,385
Wrap contracts	—		—		4,124		4,124

Total investment contracts	537,980		5,913,063		4,124		6,455,167
Participant loans	—		—		129,182		129,182

Total	$6,174,075		$7,080,500		$133,306		$13,387,881

*	These amounts do not include receivables due to or payables due from the fund.

Since the Plan adopted new guidance under the Fair Value Measurements and Disclosures Topic of the FASB ASC, the presentation of investments for 2008 and 2009 are different.

The changes in the balances of the Level 3 investments for the year ended December 31, 2009 were as follows:

(thousands of dollars)	Participant Loans	Synthetic GIC fixed income	Wrapper Contracts	Total
Balance, beginning of year	$129,182	$—	$4,124	$133,306
Unrealized (loss)	—	—	(3,330)	(3,330)
Purchases, sales, issuances and settlements, net	8,181	2,723	—	10,904

Balance, end of year	$137,363	$2,723	$794	$140,880

NOTE 7 – EMPLOYEE STOCK OWNERSHIP PLAN

The ESOP was established on June 30, 1989. The ESOP purchased approximately 14.5 million shares of $1.00 par value Series A ESOP Convertible Preferred Stock (“ESOP Shares”), with a $4.80 per share annual dividend from UTC. The ESOP financed the ESOP Share purchases with interest bearing promissory notes (“ESOP debt”) (See Notes 8 and 9).

On November 6, 2003, UTC and the Trustee effected the conversion of all 10.6 million outstanding shares of ESOP Preferred Stock into 85 million shares of Common Stock (split adjusted). At the time of the conversion, each ESOP Share was convertible into four shares of Common Stock and had a guaranteed value of $65.

Shares of Common Stock are allocated to participant accounts of the Plan as participants earn UTC’s matching contributions. Shares of Common Stock are released for allocation to participants as principal and interest payments are made on the ESOP debt. Cash dividends on Common Stock shares held by the ESOP and additional contributions from UTC are used to repay ESOP debt principal and interest. ESOP debt may be pre-paid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of the plan benefit. The Corporation may also, at its option, contribute additional Common Stock or cash to the ESOP. UTC has provided certain guarantees related to the matching contribution formula and certain other commitments in connection with the restructured ESOP debt. For the year ended December 31, 2009, participants were credited with matching contributions of $106.9 million representing approximately 2,040,000 shares. Additionally, in lieu of receiving cash, participants’ dividends are paid by allocating additional shares to participant accounts. Participants may elect to receive cash dividends. During 2009, participants earned dividends of approximately $58 million representing approximately 1,113,000 shares of Common Stock.

Shares allocated to a participant generally may not be distributed until the participant’s termination, disability, retirement, or death. Upon distribution, a participant may elect to receive either cash or shares of Common Stock.

The ESOP Fund’s investment in Common Stock shares at December 31, 2009 and 2008 are as follows:

	December 2009		December 2008
(thousands of dollars, except shares)	Allocated	Total	Allocated	Total

Number of Shares	37,510,192	59,384,241	38,426,170	62,491,048

Market Value	$2,603,582	$4,121,860	$2,059,643	$3,349,521

The market value per share of the Common Stock was $69.41 and $53.60, at December 31, 2009 and 2008, respectively. Further, the net assets available for benefits in the ESOP Fund at December 31, 2009 and 2008 include unrealized appreciation of approximately $3.6 billion and $2.8 billion, of which $1.3 billion and $1.1 billion relates to unallocated shares, respectively.

NOTE 8 – ESOP DEBT

In 1990, the Master Trust, with UTC as guarantor, executed a Note and Guaranty Agreement (the “Agreement”) and issued $660,000,000 of Series A, B, C and D notes representing the ESOP’s permanent financing. The Series A ESOP Debt was repaid in full during 1999, the Series B and C were paid in full during 2008 and the Series D was repaid in full during 2009. At December 31, 2009, there were no borrowings outstanding under the Agreement.

NOTE 9 – NOTES PAYABLE

In conjunction with the ESOP financing discussed in Note 8, the Master Trust issued a promissory note to UTC in 1990, bearing interest at 10.5 percent, and due over the period 2004 through 2009. At December 31, 2009 there were no outstanding notes payable and $10.4 million were outstanding at December 31, 2008. At December 31, 2009 there are no required principal payments on the notes. The Trustee executed the following additional promissory notes. These promissory notes replaced a portion of the 1990 ESOP Debt notes described in Note 8 above.

Dates Issued	Principal (000’s)	Rate of Interest	Due
December 10, 2000	$27,000	6.72%	December 10, 2010
December 10, 2001	27,000	5.95%	December 10, 2011
December 10, 2002	23,000	5.58%	December 10, 2012
December 10, 2003	21,000	5.35%	December 10, 2033
December 10, 2004	29,000	5.29%	December 10, 2034
December 10, 2005	29,000	5.28%	December 10, 2035
December 10, 2006	24,000	5.05%	December 10, 2036
December 10, 2007	46,000	4.90%	December 10, 2037
December 10, 2008	32,000	2.68%	December 10, 2038
December 10, 2009	33,000	4.25%	December 10, 2039

	$291,000

NOTE 10 – RELATED-PARTY TRANSACTIONS

Fidelity and the Trustee manage certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Master Trust holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

The Plan invests in the UTC Common Stock Fund (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by Fidelity. During the year ended December 31, 2009, the Plan purchased units of the Fund in the approximate amount of $455,483,000 including dividends and interest of approximately $25,242,000, sold units of the Fund in the approximate amount of $535,477,000, and had net appreciation on the Fund in the approximate amount of $264,970,000. The total value of the Plan’s interest in the Fund was approximately $1,136,125,000 and $951,149,000 at December 31, 2009 and 2008, respectively.

The Plan invests in the ESOP, which is comprised of a short-term investment fund component and shares of common stock of UTC. The total value of the Plan’s interest in the ESOP was approximately $4,018,377,000 and $3,215,729,000 at December 31, 2009 and 2008, respectively, see (Notes 1, 3, 7, 8, and 9). In connection with the note payable financing (Note 9) the Plan has an ESOP receivable of $153,016,000 from UTC.

NOTE 11 – PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 12 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

(Thousands of Dollars)	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$14,130,652	$12,248,739
Amounts allocated to participant withdrawals	(1,428)	(1,378)

Net assets available for benefits per Form 5500	$14,129,224	$12,247,361

(Thousands of Dollars)	Year Ended December 31, 2009
Distributions to participants or beneficiary per the financial statements	$654,962
Add: Amounts allocated to participant withdrawals at December 31, 2009	1,428
Less: Amounts allocated to participant withdrawals at December 31, 2008	(1,378)

Distributions to participants or beneficiary per Form 5500	$655,012

Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Additionally, fully benefit-responsive GICs are recorded on the Form 5500 at contract value while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

NOTE 13 – TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 14 – NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued ASU No. 2010-6, “Improving Disclosures about Fair Value Measurements,” which requires disclosures regarding significant transfers in and out of Level 1 and Level 2 fair value measurements. Additionally, this ASU requires disclosure for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements. These disclosures are required for fair value measurements that fall in either Level 2 or Level 3. Further, the ASU requires separate presentation of Level 3 activity for the fair value measurements. The disclosure requirements will be effective for interim and annual reporting periods beginning after December 15, 2010.

NOTE 15 – LEGAL MATTERS

On September 11, 2006, certain individuals purporting to represent a class of plaintiffs filed a lawsuit against the Company, the Plan and certain individuals in the United States District Court for the Northern District of Illinois, Taylor v. United Techs. Corp., No. 06-CV-4895 (N.D. Ill. Sept. 11, 2006). After withdrawing this suit, the same individuals filed a nearly identical lawsuit in United States District Court for the District of Connecticut, Taylor v. United Techs. Corp., No. 3:06-CV-01494 (D. Conn. Sept., 22, 2006). The plaintiffs alleged several breaches of fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, including allegations that the Plan’s actively managed investment options were too expensive and inappropriate for a defined contribution plan. On March 3, 2009 the Court granted the Company’s motion for Summary Judgment on all plaintiffs’ claims and dismissed the case with prejudice. The plaintiffs subsequently appealed to the United States Court of Appeals for the Second Circuit. Between November 2009 and February 8, 2010 the Court of Appeals issued a series of rulings affirming the District Court’s ruling in its entirety and rejecting the plaintiffs’ appeal. The plaintiffs did not attempt to appeal to the United States Supreme Court.

NOTE 16 – SUBSEQUENT EVENTS

Effective January 1, 2010 the Plan was amended to provide an automatic non-matched Company contribution to eligible employees hired after December 31, 2009. Contributions as a percentage of pensionable earnings will equal 3% for employees younger than age 30; 3.5% for employees between the ages of 30 and 34; 4% for employees between the ages of 35 and 39; 4.5% for employees between the ages of 40 and 44; 5% for employees between the ages of 45 and 49; and 5.5% for employees age 50 and older, such contributions will be made regardless of an employee’s election to participate in the Plan. Automatic Company contributions will generally be subject to the same terms and conditions applicable to participant contributions, provided, however that the Company automatic contributions shall not be available for loans or hardship distributions.

During 2010, UTC approved the transition of recordkeeping services from Fidelity to Hewitt Associates, LLC. In addition, UTC approved changes to certain investment options of the Plan. These changes will be effective January 1, 2011.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost value	(e) Current value
*	Plan Participants	Participant loans receivable collateralized by participant balances, interest ranging from 4.25 percent to 9.25 percent, terms ranging from 1 to 5 years	—	$96,467,596

*	Indicates an identified person known to be a party-in-interest to the Plan.

SIGNATURE

The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

Dated: June 24, 2010	By:	/s/ Natalie Morris
Natalie Morris
Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.